SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.

                                 SCHEDULE 14D-1/A

                       (AMENDMENT NO. 2 -- FINAL AMENDMENT)

            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       and

                                   SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Fusion Systems Corporation
                            (Name of Subject Company)

                              ETN Acquisition Corp.
                                Eaton Corporation
                                    (Bidders)

                      Common Stock, Par Value $.01 Per Share
                          (Title of Class of Securities)

                                    361129109
                      (CUSIP number of class of securities)

                             Gerald L. Gherlein, Esq.
                                Eaton Corporation
                                   Eaton Center
                            1111 Superior Avenue, N.E.
                              Cleveland, Ohio  44114
                                  (216) 523-5000
             (Name, address and telephone number of person authorized
            to receive notices and communications on behalf of bidder)

                                    Copies to:

                               Daniel A. Neff, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                                  (212) 403-1000

                            Calculation of Filing Fee

         Transaction Valuation*                Amount of Filing Fee**
         $292,224,465                            $58,445


         * For purposes of calculating the filing fee only. Based upon 7,492,935 shares of Common Stock, par value $.01 per share, of Fusion Systems Corporation outstanding on June 27, 1997.

         ** The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate Transaction Valuation.

         /x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

         Amount Previously Paid:             $58,445
         Filing Parties:                     Eaton Corporation
         Form or Registration No.:           Schedule 14D-1
         Date Filed:                         July 7, 1997







                   Eaton Corporation ("Parent") and ETN Acquisition Corp. (the "Purchaser") hereby amend and supplement their Ten-der Offer Statement on Schedule 14D-1 originally filed on July 7, 1997 (as amended, the "Schedule 14D-1") with respect to the Purchaser's offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Fusion Sys-tems Corporation, a Delaware corporation (the "Company"), to-gether with any associated preferred share purchase rights ("Rights"), issued pursuant to the Rights Agreement, dated as of September 8, 1994, as amended as of April 19, 1995 and June 30, 1997, between the Company and BankBoston, N.A. (formerly The First National Bank of Boston), as Rights Agent, at a price of $39.00 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 7, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments and supple-ments thereto, collectively constitute the "Offer"), as set forth in this combined Amendment No. 2 to the Schedule 14D-1. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1. This Amendment No. 2 also con-stituted the Statement on Schedule 13D of the Purchaser and Parent.

         ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                   The Offer expired at 12:00 midnight, New York City time, on August 1, 1997. Pursuant to the Offer, based upon a preliminary report from the depositary, the Purchaser accepted for payment 6,921,380 Shares tendered by physical delivery and 252,405 Shares tendered by guaranteed delivery. As a result of the foregoing, excluding Shares tendered by guaranteed delivery (as to which the tendering holders have three NASDAQ trading days to submit physical certificates), the Purchaser presently owns 6,921,380 Shares representing approximately 92.3 percent of the Shares currently outstanding.

                   Item 6 is hereby amended and supplemented to incorpo-rate by reference the information set forth in the press re-lease issued by Parent on August 4, 1997, filed as exhibit
         (a)(9) to this Amendment No. 2.

         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) (9)   Press Release dated August 4, 1997, issued by Parent.







                                    SIGNATURE

                   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  August 4, 1997

                                       EATON CORPORATION



                                       By:    /s/ Alexander M. Cutler
                                          Name:   Alexander M. Cutler
                                          Title:  President and Chief
                                                  Operating Officer



                                       ETN ACQUISITION CORP.



                                       By:    /s/ Brian R. Bachman
                                          Name:   Brian R. Bachman
                                          Title:  President







                                INDEX TO EXHIBITS




         (a) (9)   Press Release dated August 4, 1997, issued by Parent.